Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274931

Prospectus Supplement No. 12

(To Prospectus Dated December 28, 2023)

ESTRELLA IMMUNOPHARMA, INC.

3,829,338 Shares of Common Stock

Up to 7,036,726 Shares of Common Stock

Up to 2,215,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement no. 12 and the prospectus, dated December 28, 2023 (as supplemented by prospectus supplement no. 1, dated February 12, 2024, prospectus supplement no. 2, dated February 15, 2024, prospectus supplement no. 3, dated March 7, 2024, prospectus supplement no. 4, dated March 8, 2024, prospectus supplement no. 5, dated May 15, 2024, prospectus supplement no. 6, dated July 2, 2024, prospectus supplement no. 7, dated August 6, 2024, prospectus supplement no. 8, dated August 21, 2024, prospectus supplement no. 9, dated October 1, 2024, prospectus supplement no. 10 dated November 18, 2024, and prospectus supplement no. 11 dated November 27, 2024, the “Prospectus”), which form a part of our registration statement on Form S-1 (No. 333-274931), relate to the resale from time to time of certain shares of common stock (“Common Stock”) of Estrella Immunopharma, Inc. (“we,” “us,” “our” the “Company” and “Estrella”). These shares include (a) 3,829,338 shares of Common Stock held by the Selling Stockholders as more fully described in the Prospectus, (b) up to 7,036,726 shares of Common Stock that may be issued and sold by us to White Lion Capital, LLC pursuant to a Common Stock Purchase Agreement, as more fully described in the Prospectus and (c) up to 2,215,000 shares of Common Stock issuable to the holders of redeemable warrants (“Warrants”) upon the exercise thereof at an exercise price of $11.50 per share, as more fully described in the Prospectus.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information contained in the current report on Form 8-K filed by the Company on December 6, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ESLA” and “ESLAW,” respectively. On December 6, 2024, the closing price of our Common Stock on Nasdaq was $1.208 per share and the closing price of our Warrants on Nasdaq was $0.09 per Warrant.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 9, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 4, 2024

Estrella Immunopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40608	86-1314502
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

5858 Horton Street, Suite 370 Emeryville, California	94608
(Address of principal executive offices)	(Zip Code)

(510) 318-9098

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ESLA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	ESLAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 5, 2024, Estrella Immunopharma, Inc. (the “Company”) entered into Amendment No. 2 (the “Amendment”) to the Common Stock Purchase Agreement dated April 20, 2023, as previously amended on April 26, 2023 (the “Purchase Agreement”), with White Lion Capital, LLC (“White Lion”). pursuant to which the Company may sell and issue up to $50 million of its common stock to White Lion from time to time, subject to certain terms and conditions.

The Amendment extends the term of the Purchase Agreement from December 30, 2024 to December 30, 2025. Additionally, the Amendment adds a new “Rapid Purchase” mechanism allowing for expedited settlement of share purchases compared to the standard purchase process under the original agreement. Under this new mechanism, the Company may deliver Rapid Purchase Notices to White Lion by 11:00 a.m. New York time on any business day when the Company’s common stock is not trading on an over-the-counter market, with concurrent delivery of the subject shares via DWAC to White Lion’s brokerage account. The purchase price for Rapid Purchases will be the lowest traded price of the Company’s common stock on the Rapid Purchase Notice date, with White Lion required to wire payment by 5:00 p.m. New York time on the following business day.

For Rapid Purchases, the maximum number of shares the Company can require White Lion to purchase is limited to the lesser of (i) 20% of the average daily trading volume or (ii) the investment limit divided by the highest closing price over the previous five business days, though White Lion may waive these limitations. Each Rapid Purchase remains subject to the $1,000,000 maximum purchase amount applicable to regular purchases under the Purchase Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

10.1	Amendment No. 2 to Common Stock Purchase Agreement, dated December 4, 2024, by and between Estrella Immunopharma, Inc. and White Lion Capital, LLC

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Estrella Immunopharma, Inc.

	By:	/s/ Peter Xu
	Name:	Peter Xu
	Title:	Chief Financial Officer

Date: December 6, 2024

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